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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43930

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
_____(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel G. Lempe   303-694-1600
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
_____
(Name – _if individual, state last, first, middle name_)

650 S. Cherry Street, Suite 1050	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel G. Lempe _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Presidential Brokerage, Inc. _____ , as
of December 31 _____ , 20 11 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).




PRESIDENTIAL BROKERAGE, INC.
(SEC File No. 8-43930)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. (an S corporation) as of December 31, 2011, and the related statement of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 14, 2012

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	1,067,454
Due from clearing house		31,627
Total Current Assets		1,099,081
PROPERTY AND EQUIPMENT, at cost		
Office equipment and furniture		210,518
Less accumulated depreciation		(210,518)
		-
OTHER ASSETS:		
Clearing deposit		75,000
Deposit		26,803
		101,803
TOTAL ASSETS	$	1,200,884

See accompanying notes to financial statements.

-2-

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 90,628
Accrued expenses	27,661
Commissions payable	251,970
Deferred income	100,000
Total Current Liabilities	470,259

LONG TERM LIABILITY:

Contingent client claims	96,919
Total Liabilities	567,178

COMMITMENT (Note 4)

STOCKHOLDERS' EQUITY:

Common stock, at a stated value of $0.05 per share; authorized 2,000,000 shares, 1,279,700 shares issued and outstanding	63,985
Additional paid in capital	295,774
Retained earnings	273,947
Total Stockholders' Equity	633,706
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,200,884

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Total services	$	5,963,464
Interest income		113
		5,963,577
OPERATING EXPENSES:		
Salaries and commissions		3,934,340
Advertising		395,713
Rent		347,020
Taxes		225,765
Brokerage charges		181,379
Office expense		136,927
Outside services		97,398
Depreciation		91,290
Insurance		86,928
Telephone		46,821
Registration fees		34,130
Other operating		32,370
Travel and entertainment		18,596
		5,628,677
NET INCOME	$	334,900

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, JANUARY 1, 2011	1,277,700	$ 63,885	$ 295,654	$ 9,871	369,410
Stock grant	2,000	100	120	-	220
Net income	-	-	-	334,900	334,900
Distributions	-	-	-	(70,824)	(70,824)
BALANCE, DECEMBER 31, 2011	1,279,700	$ 63,985	$ 295,774	$ 273,947	$ 633,706

See accompanying notes to financial statements.

-4-

PRESIDENTIAL BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	334,900
Adjustments to reconcile net income to net		
cash provided by operations:		
Depreciation		91,290
Issuance of stock for services rendered		220
Increase (decrease) in cash resulting		
from change in:		
Due from clearing house		31,325
Other receivable		1,188
Prepaid expense		3,576
Accounts payable		39,363
Accrued expenses		11,033
Commissions payable		90,606
Deferred income		100,000
Contingent client claims		(67,569)
NET CASH PROVIDED BY OPERATING ACTIVITIES		635,932
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of related party loan		146,475
Purchase of property and equipment		(91,290)
NET CASH PROVIDED BY INVESTING ACTIVITIES		55,185
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(70,824)
NET CASH USED FOR FINANCING ACTIVITIES		(70,824)
NET INCREASE IN CASH AND CASH EQUIVALENTS		620,293
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		447,161
CASH AND CASH EQUIVALENTS, END OF YEAR	$	1,067,454
Supplemental disclosure of cash data:		
Taxes paid	$	1,272

Supplemental disclosure of non cash financing activities:
During the year ended December 31, 2011, the Company issued 2,000 shares of common stock
for services rendered. Additionally, the Company disposed of $75,584 of fully depreciated office
equipment, furniture and leasehold improvements.

See accompanying notes to financial statements.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1. Summary of Significant Accounting Policies

Organization

Presidential Brokerage, Inc. (an S corporation) (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's securities business is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Revenue Recognition

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses on a trade date basis are not materially different from revenues and expenses on a settlement date basis.

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over a seven year life. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Income of the Company is taxed to the shareholders in their individual returns. However, the Company operates in California which imposes a minimum franchise tax of $800.

The Company files income tax returns in the U.S. federal jurisdiction and the states of California and Colorado. The Company remains subject to U.S. federal and state income tax examinations by tax authorities for years 2009, 2010 and 2011.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2011.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

PRESIDENTIAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 21, 2012 which is the date the financial statements were available to be issued.

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000. At December 31, 2011, the Company's net capital was $606,903.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company does not match contributions.

4. Commitment

   Lease Commitment

   The Company incurred rental expense of $347,020 in 2011 under four operating lease agreements for office space in Denver, Loveland, Colorado Springs and San Diego, California. The non-cancellable Denver lease expires May 31, 2014.

   The Loveland, Colorado lease was signed in July, 2011, however, occupancy of the space has not occurred as of December 31, 2011 and as such, rent expense on this property has not been paid. The lease expires December, 2018.

   The San Diego lease was signed in February, 2011 and the monthly rent is $3,576 for the entire lease term. The lease term is February 1, 2011 through March 31, 2016.

   The Colorado Springs lease is month to month.

   Future minimum lease payments under these leases through December, 2018 (assuming occupancy of the Loveland property) are:

2012	$ 334,952
2013	338,902
2014	195,680
2015	91,009
2016	60,275
2017	51,023
2018	52,551
	$1,783,561

5. Common Stock Issued

   During 2011, the Company issued 2,000 shares of common stock to an employee with a value of $220 in accordance with the provisions of the stock bonus plan. Accordingly, $120 was allocated to common stock with a stated value of $.05 per share and $100 was allocated to additional paid in capital with a stated value of $.06 per share.

6. Contingent Liability

   The Company has accrued $96,919 as a contingency for any possible customer claims. Management feels this is adequate to cover any potential liability.

SUPPLEMENTARY INFORMATION

PRESIDENTIAL BROKERAGE, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2011

STOCKHOLDERS' EQUITY	$ 633,706
DEDUCTIONS:	
Non-allowable assets	(26,803)
NET CAPITAL	$ 606,903
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$ 100,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 504,178
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.831:1

The difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing is as follows:

Original Form X-17A-5 Part IIA filing:

Net Capital	$ 669,903
Additional accrued expenses	(63,000)
Net capital per above computation	$ 606,903

SCHEDULE I

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 14, 2012

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of Presidential Brokerage, Inc. (the "Company") as of and for the year ended December 31, 2011in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants



HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Presidential Brokerage, Inc.
Greenwood Village, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Presidential Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidential Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Presidential Brokerage, Inc.'s management is responsible for Presidential Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
February 14, 2012

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION	SIPC-7
(33-REV 7/10)	P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 General Assessment Reconciliation	(33-REV 7/10)

For the fiscal year ended _____ , 20 ____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
043930  FINRA  DEC
PRESIDENTIAL BROKERAGE INC    21*21
5445 DTC PKWY STE 1100
GREENWOOD VILLAGE CO 80111-3056
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 5335

    B. Less payment made with SIPC-6 filed (exclude interest)   (1446)

       8/10/2011
       Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   3889

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ 3889

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 3889

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Presidential
(Name of Corporation, Partnership or other organization)

Daniel J Kempe
(Authorized Signature)

President
(Title)

Dated the 30 day of Jan , 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 , 2011
and ending December 31 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5963577

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 3735268

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 72025

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 21910

Enter the greater of line (i) or (ii) 21910

Total deductions 3829203

2d. SIPC Net Operating Revenues $ 2134374

2e. General Assessment @ .0025 $ 5335

(to page 1, line 2.A.)